

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2012

Via Email
Gary D. Kucher
Chief Executive Officer
Consolidation Services, Inc.
2300 West Sahara Drive
Las Vegas, NV 89102

> **Re: Consolidation Services, Inc.**
> **Item 4.02 Form 8-K**
> **Filed January 27, 2012**
> **Response letter filed on February 8, 2012**
> **File No. 0-54230**

Dear Mr. Kucher:

    We have reviewed your supplemental response letter as well as your filing and have the following comments.

Item 4.02 Form 8-K filed January 27, 2012

1. We read your response letter dated February 8, 2012 and await your amended Item 4.02 Form 8-K which will quantify the effect of the restatement. Further, revise your Item 4.02 Form 8-K to indicate when you will file your amended Form 10-K.

2. We note you provide only Item 8 financial information in your amended Form 10-K/A filed on February 9, 2012. In light of the various sections affected, we believe you should amend the Form 10-K/A further to file the entire document. Lastly, please ensure all sections of the amended Form 10-K/A which are derived from the financial statements are labeled as unaudited.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339. In my absence, you may direct your questions to Andrew Mew, Accounting Branch Chief, at (202) 551-3377.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief